Exhibit 99.2

US Researchers Published Scientific Findings that are a Potential Breakthrough for Prevention of Neuropathic Pain by CF101

PETACH TIKVA, Israel, December 1, 2014 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, today reported newly published scientific findings conducted by St. Louis University researchers, Daniela Salvemini and colleagues in collaboration with Dr. Jacobson from the National Institutes of Health (NIH), on the prevention of neuropathic pain by CF101, generically known as IB-MECA. According to the research, the latter binds with high affinity to the A3 adenosine receptor and via specific mechanistic pathways significantly reduces neuropathic pain in animal models. Can-Fite CEO Dr. Pnina Fishman commented on these findings, stating, “It is very interesting that our drugs have additional well-defined clinical application in the field of neuropathic pain which is an unmet need. The study indicates some compelling results that relate to our CF101 and CF102 drugs. Former studies from the same group also showed similar data utilizing CF102, known as Cl-IB-MECA. In addition, this group showed earlier that CF101 prevents chemotherapy-induced peripheral neuropathy in pre-clinical studies. We believe that the A3 adenosine platform technology that we have been developing over the past decade and the excellent safety profile of the drugs has the potential to yield a unique therapy for this patient population.”

While Can-Fite holds an exclusive worldwide license from NIH for clinical development of IB-MECA and Cl-IB-MECA, these compounds may be used for basic research purposes in the lab.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114